March 17, 2017

Via Edgar

Mr. Larry Spirgel

Mr. Robert Littlepage

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

RE:	MDC Partners Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 26, 2016

Form 10-Q for Fiscal Quarter Ended September 30, 2016

Filed November 8, 2016

SEC Response Dated February 28, 2017

File No. 001-13718

Dear Mr. Spirgel and Mr. Littlepage:

Set forth below is the response of MDC Partners Inc. (the “Company” or “MDC”) to the correspondence of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”, the “Commission”, or “SEC”), which was set forth in your letter dated February 28, 2017 regarding the Company's above-referenced filing.

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Form 10-K for Fiscal Year Ended December 31, 2015

14. Segment Information, page 75

Form 10-Q for Fiscal Quarter Ended September 30, 2016

11. Segment Information, page 23

1.	Please provide us with a paragraph description of the service offerings of each partner firm and indicate whether it participates in the US, Canada, Europe and/or other markets. In addition, please provide the amount of revenue and profitability associated with each significant service offering by each partner firm and the percent of total revenues each significant service offering represents for each partner firm. If the profitability amount associated with each significant service offering for each partner firm is not tracked or available, then please state that this is the case for each firm.

Below is a paragraph description of each of the Company’s partner firms, including commentary on the breadth of significant services offered and geographic market focus. We use terms such as “integrated” to describe an agency that offers the widest breadth of services, “full-service” to indicate that the services also offered includes media buying & planning, and “global” to indicate that the agency executes work for clients for distribution across multiple geographic markets regardless of whether it has office locations in those markets. Please note that each of our partner firms manages their individual client relationships and their overall business to a single P&L regardless of the services offered to its clients. Therefore, the amount and percent of revenue and profitability associated with each service offering is not tracked nor is it available.

Reportable Segment

72andSunny is a global integrated agency with broad capabilities including advertising, branding, design, experiential, brand citizenship, digital & social media, influencer marketing, public relations and Hispanic marketing. The firm serves some of the world's most iconic brands from offices in Los Angeles, Amsterdam, New York and Sydney.

Allison+Partners is a global full-service public relations agency, with services including media relations, corporate & crisis communications, influencer marketing & social media, research, public affairs, experiential, content & brand development, and digital. Allison operates out of ~25 locations in nine countries around the globe, serving clients of all sizes in a diverse group of industry sectors.

Anomaly is a global integrated agency with broad capabilities including advertising, strategy, innovation, branding, design, digital, mobile, social, and content. Emerging and fast-growing capabilities for Anomaly include data analytics and Hispanic marketing. Anomaly serves blue chip clients around the globe out of six offices in the U.S., Canada, Europe and Asia.

Colle + McVoy is a full-service agency with broad capabilities spanning advertising, branding, design, innovation, mobile, social, experiential, strategy, data analytics, public relations, and media planning & buying. The agency operates out of a single location in Minneapolis and serves largely domestic clients.

Concentric is an integrated agency with a focus on clients in the healthcare industry. Broad capabilities also include strategy, product launch, advertising, digital, social media, mobile, technology and sales simulators. The agency serves some of the world's largest pharmaceutical companies from two locations in New York City and London. Concentric was initially presented under the Other segment in the materials provided in the letter dated October 2016. When the Company finalized the segment reporting, it determined that Concentric was better aligned with other Partner Firms under the Reportable Segment.

CP+B is a global full-service agency with broad capabilities including advertising, innovation & design, strategic & brand planning, social media, analytics, user experience, shopper marketing, experiential, production, public relations and media planning & buying. CP+B is MDC's most global business operating out of 10 offices across the U.S., Europe, Asia and South America, and serves a diverse range of global and regional clients.

Doner is an integrated agency with broad capabilities including advertising, strategic design, content experience, production, social media, mobile, analytics, and Hispanic marketing. Historically, media buying & planning was one of the agency's service offerings, until 2015 when that business was separated and combined into MDC's scaled media agency Assembly. Doner now partners with Assembly on clients where media buying & planning is required. Based in Detroit with other large offices in Los Angeles, Cleveland and London, Doner serves a range of marketers including some of the world's largest automotive and food companies, as well as smaller regional clients in the U.S. and UK.

Forsman & Bodenfors is a full-service agency providing advertising, corporate identify & design, retail activation, retail strategy & design, and production. Based in Sweden, F&B is expanding internationally into Europe, North America and Asia, to serve global clients in these markets in addition to its existing global and regional clients that it serves in its home market in Sweden and across Europe.

HL Group is a public relations agency with a focus on the fashion and lifestyle sectors, and services other industry verticals such as consumer. The core service offering includes public and media relations, events, influencer marketing, social media, experiential, with emerging capabilities in data/analytics, digital and content. HL presently primarily operates in the U.S. for well-known national brands, and has current strategic initiatives to expand into the UK and Asia.

Hunter PR is a consumer public relations agency with a focus on clients in the food, beverage, health and consumer categories. Services include public and media relations, social & digital media, influencer marketing, cause marketing, insights & analytics, events, experiential, sponsorship, and social media buying. Hunter operates in the U.S. and the UK serving multi-national marketers.

KBS is a full-service agency with capabilities spanning advertising, innovation, social, digital, technology, content, CRM, public relations, and media buying & planning. KBS has offices in the U.S., Canada, UK and Asia and primarily services national clients.

Kwittken is a public relations agency with a focus on B2B and technology companies. Their diverse range of services includes media relations, analyst relations, corporate positioning, executive visibility, issues and crisis management, media presentation & training, influencer engagement and social/content marketing expertise. Kwittken operates in the U.S., Canada and the UK.

Laird+Partners is a full-service advertising agency with strong category expertise in fashion and luxury lifestyle, in addition to clients in most other industry verticals. Based in New York City, Laird offers diverse services including brand consulting, advertising, social media, digital, corporate identity, and packaging. Laird is presently focused on expanding its capabilities in content and public relations, with near-term expansion into London to be able to service the pan-European market.

MDC Media Partners comprises MDC's network of media buying & planning agencies including the scaled integrated platform Assembly, which provides media buying & planning, influencer marketing, content, insights & analytics, and strategy, as well as specialist companies serving out-of-home, paid search, social media, lead generation, programmatic, artificial intelligence, and corporate barter. MDC Media Partners operates primarily in North America.

Mono is an integrated agency offering advertising, content production, public relations & communications planning strategy, experiential and digital. Headquartered in Minneapolis with an additional office in San Francisco, Mono primarily executes in the U.S. for clients including some of the largest national and multi-national companies.

Sloane & Company is a strategic communications agency focusing on corporate and financial public and media relations, investor relations, issues management and crisis communications, social media & digital communications, transaction support, public affairs, and shareholder activism & proxy contests. Sloane is based in New York and primarily serves U.S.-based companies.

Union is an integrated agency whose services include advertising, integrated marketing solutions, digital, and media buying & planning. Union operates in Canada, serving a combination of local clients as well as multi-national clients targeting a Canadian market through collaboration with some of MDC Partners' U.S.-based agencies.

Veritas is a highly creative public relations firm with top tier accounts and a full-integrated service offering spanning influence, social, crisis, events, experiential and media relations. Veritas operates primarily in Canada.

Vitro is a full-service agency offering services including creative, design, digital strategy & integration, events, experiential, media planning & buying, business strategy, public relations, social media, research, analytics, retail & promotions marketing, and mobile marketing. Based in San Diego with an additional office in Austin, TX, Vitro works with global brands primarily for their domestic executions.

Yamamoto is a full-service integrated agency that deploys a strategy-first approach to serve local and international clients. Their diverse range of services includes advertising, design, experiential marketing, public relations, content creation, digital engagement, promotions, analytics, and media buying & planning. Based in Minneapolis, Yamamoto largely serves clients in the U.S.

Other

6Degrees is a marketing agency specializing in shopper marketing, trade marketing, digital, website, and experiential marketing. Operating out of a single office in Toronto, 6 Degrees serves large marketers with particular expertise in consumer packaged goods.

Bruce Mau Design is a multi-disciplinary brand design firm specializing in environmental design, corporate branding and identify, and package design. Bruce Mau works on projects with a diverse range of clients on a global basis, including large corporations and start-ups as well as cultural organizations, architects, and governments. Bruce Mau serves clients in North America.

Bryan Mills – MDC exited this business in September 2016.

Civilian is a content, digital and performance marketing agency specializing in direct response TV, digital/web, and video production. Civilian works with clients in North America with a core focus in cause related marketing.

Gale Partners is a global digital marketing agency that brings together strategy, creativity, and technology to deliver impactful experiences for brands. The agency specializes in analytics, customer insights, social media strategy, creative design, content creation, and technology realization. With offices in Toronto, New York and Bangalore, Gale serves marketers around the globe.

Hello Design is a creative digital agency specializing in digital strategy & design, and website and app development. Hello works with a diverse range of clients on modest sized engagements out of a single office in Los Angeles primarily serving U.S. clients.

Kenna is a marketing agency delivering a range of customer experience management services including customer insights, demand generation, lead management, consumer journey, and sales enablement. Kenna has offices in Toronto and services the North American market. Kenna was previously a component business of KBS. As of January 1, 2017 the Company extracted Kenna from the KBS business in order to provide additional visibility to the CODM. As a standalone Partner firm, Kenna did not meet the aggregation criteria required to be included in the Reportable segment, thus, Kenna will be reported in with the other firms that did not meet this criteria in the “all other” segment. Accordingly, the Company will be restating the segment reporting for Q1 2017 to reflect this segment change.

Kingsdale Adivsors is a strategic communications firm specializing in proxy solicitation, information agent, strategic & defensive advisory, asset reclamation, depository, corporate governance, corporate communications, and shareholder identification. Kingsdale primarily operates in North America.

Luntz Global is a strategic communications agency that specializes in market research-based messaging consulting. Luntz serves diverse clients on a project basis on a global basis. There is little recurring revenue as much of the client work is delivered on a project basis.

Northstar Research Partners is a "global boutique" research, analytics and insights consultancy, delivering a range of custom qualitative and quantitative studies, with services across both consumer and business-to-business channels. Northstar works with large brands on a global basis from four offices located in Toronto, London, New York and Indonesia.

Redscout is a brand strategy & innovation agency that helps marketers invent, prototype and commercialize new products, services and experiences. Redscout executes projecs for regional and global marketers out of locations in New York City and London.

Relevent is an experiential marketing agency that helps clients build brand affinity and value through lifestyle, entertainment and relationship marketing programs. Relevent serves large regional and international brands on experiential activations concentrated in North America.

Rumble Fox is a digital agency focused on consultancy, design and development. The agency primarily serves clients in the U.S.

Source Marketing provides a suite of consumer experience marketing services designed to help marketers acquire and leverage customer data for competitive advantage, including database development, predictive modeling, segmentation, data/list enhancement, research design and CRM/eCRM program design. The range of executions spans events, partnerships, sponsorships, retail, ecommerce and trade. Source works on projects with large regional and multi-national marketers primarily in the U.S.

Team Enterprises is an experiential marketing agency that specializes in dynamic live experiences and events across multiple channels. Team executes strategies and activations primarily in North America out of its Ft. Lauderdale location.

Y Media Labs is a global mobile interactive agency specializing in providing end-to-end "mobile-first" solutions in strategy, design and application development. Operating out of three locations in the U.S. and India, YML executes projects for blue chip multi-national clients on a global basis.

2.	We understand that firms are distinguished by their primary service offerings. Do the firms change their primary service offering? If so, please provide us a three year depiction of which firms have changed by year, by primary service offering, and indicate what their prior primary service offering was. Provide to us the aggregate impact the change in primary service would have on the total population of partner firms that offered the same primary service, including as a percent of revenue, profitability, and total assets. This includes the impact on the population of partner firms that shared the prior primary service as well as the population of partner firms that share the same newly designated primary service offering.

Each of our partner firms regularly strategically evaluates its service offerings to ensure that it has the appropriate mix of capabilities to maximize its long-term growth potential. Wholesale changes are never made, more often than not, Partner Firms expand into adjacent service areas with broader offerings. For example Anomaly recently added expanded services focused on data analytics and Hispanic marketing, and Laird+Partners expanded into content and public relations.

3.	In addition, please clarify for us whether or not there are changes to which firms the managing directors oversee and tell us how often those changes are made. Please provide us the actual changes in the last three years, including the name of the partner firm and the former managing director, along with the managing director to which the partner firm was changed in the given year.

The Company has changed the managing director assignments for many of its partner firms from time to time due to a variety of factors including a) changes in personnel at the Company, b) decisions by the Company’s Chief Operating Decision Maker to pair partner firms with managing directors with specific expertise, and c) decisions by the Company’s Chief Operating Decision Maker to rebalance managing director workloads. There were two rounds of significant allocation changes in 2016. The first upon the hiring of a managing director located in the company’s Toronto office, and the second upon the departure of the Company’s Chief Operating Officer later in the year.

Partner Firm / Managing Director Assignment Change

6Degrees – Changed from Raffi Grigorian to Stephanie Nerlich in 2016

72andSunny – Changed from Andre Coste to Paula Daly in 2016

Allison+Partners – Changed from Gavin Swartzman to Michael Bassik in 2014

Anomaly – Changed from Andre Coste to Raffi Grigorian in 2016

Bruce Mau Design – Changed from Paula Daly to Stephanie Nerlich in 2016

Bryan Mills – Changed from Gavin Swartzman to Michael Bassik in 2014, and from Michael Bassik to Stephanie Nerlich in 2016 (MDC subsequently exited from this business in September 2016)

CP+B – Changed from Andre Coste to Paula Daly in 2016

Civilian – Changed from Gavin Swartzman to Raffi Grigorian in 2014, and from Raffi Grigorian to Suzanne Welling in 2016

Doner – Changed from Andre Coste to Raffi Grigorian in 2016

Gale Partners – Changed from Andre Coste to Stephanie Nerlich in 2016

HL Group – Changed from Gavin Swartzman to Michael Bassik in 2014

KBS – Changed from Andre Coste to Stephanie Nerlich in 2016

Kingsdale Advisors – Changed from Gavin Swartzman to Michael Bassik in 2014, and from Michael Bassik to Suzanne Welling in 2016

Luntz Global – Changed from Paula Daly to Michael Bassik in 2014

MDC Media Partners – Changed from David Doft to Andre Coste in 2014 and from Andre Coste to Michael Bassik in 2015

Rumble Fox – Changed from Andre Coste to Michael Bassik in 2016

Sloane & Company – Changed from Gavin Swartzman to Michael Bassik in 2014

Union – Changed from Raffi Grigorian to Stephanie Nerlich in 2016

Veritas – Changed from Gavin Swartzman to Michael Bassik in 2014

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Please direct any questions concerning the above responses to the undersigned (telephone: (646) 429-1818; fax: (212) 937-4365).

Very truly yours,

/s/ David Doft
David Doft
Chief Financial Officer

cc:	Kathryn Jacobson, Senior Staff Accountant
Robert S. Littlepage, Accounting Branch Chief
Carlos Pacho, Senior Assistant Chief Accountant
Scott Kauffman, Chairman and Chief Executive Officer
Mitchell Gendel, General Counsel & Corporate Secretary
Christine LaPlaca, SVP Accounting and Financial Reporting
Members of the Audit Committee of Board of Directors of MDC Partners Inc.
Paul Curnin and Cheryl Scarboro (Simpson Thacher & Bartlett LLP)
Robert Trinchetto, BDO USA, LLP